SHELTON FUNDS 485BPOS

Exhibit 99.(m)(3)

SHELTON FUNDS
DISTRIBUTION AND SERVICES PLAN

(Exchange-Traded Funds)

This Plan (this “Plan”) constitutes the Distribution and Services Plan with respect to the funds listed on Schedule A (together, the “Funds”), each Fund, a separate series of Shelton Funds, adopted pursuant to the provisions of Rule 12b-1 under the Investment Company Act of 1940, as amended (the “Act”). During the effective term of this Plan, the Funds may make payments to investment brokers or dealers (including any principal underwriter or distributor (the “Distributor”) of the Funds), plan administrators and other persons providing services to the Funds upon the terms and conditions hereinafter set forth.

Section 1. The Funds may make payments to investment/securities brokers, dealers, plan administrators and the other persons providing services to the Funds, including the Distributor and any affiliate of the Distributor, in the form of fees or reimbursements, as compensation for services provided and expenses incurred: 1) for purposes of promoting the sale of Fund shares; 2) reducing redemptions of Fund shares; 3) maintaining or improving services provided to shareholders; 4) with respect to the sale of Fund shares; 5) for providing personal services to investors in Fund shares or the maintenance of shareholder accounts; 6) paying the costs of and compensating others, including authorized participants with whom the Distributor has entered into written authorized participant agreements, for performing shareholder servicing on behalf of the Fund; 7) compensating certain authorized participants for providing assistance in distributing the shares of the Fund, including the travel and communication expenses and salaries and/or commissions of sales personnel in connection with the distribution of Fund shares; or 8) payments to financial institutions and intermediaries such as banks, savings and loan associations, insurance companies and investment counselors, broker-dealers, mutual fund supermarkets and the affiliates and subsidiaries of the Trust’s service providers as compensation for services or reimbursement of expenses incurred in connection with distribution assistance (“Eligible Services”).

To the extent any such payments are made to the Distributor, the Distributor may in turn pay all or any portion of such payments to securities dealers, plan administrators and other persons (including, but not limited to, any affiliate of the Distributor, including in respect of salaries, benefits and incentive compensation of employees and agents of such affiliates attributable to Eligible Services) as commissions, asset-based sales charges, reimbursements or other compensation with respect to Eligible Services, and may retain all or any portion of such payments as compensation for the Distributor’s services as principal underwriter of Fund shares. The amount of such payments and the purposes for which they are made shall be determined by the Qualified Trustees (as defined below). Payments under this Plan shall not exceed in any fiscal year the annual rate of up to 0.25% of the average daily net asset value of the Fund. Subject to the preceding sentence and Section 7 hereof, a majority of the Qualified Trustees may, at any time and from time to time, reduce or increase the amount of such payments covered by this Plan, or may suspend the operation of this Plan for such period or periods of time as they may determine.

Section 2. This Plan shall not take effect until it has been approved, together with any related agreements, by votes of a majority (or whatever greater percentage may, from time to time, be required by Section 12(b) of the Act or the rules and regulations thereunder) of both (a) the Trustees of the Trust, and (b) the Qualified Trustees of the Trust, cast in person at a meeting called for the purpose of voting on this Plan or such agreement.

Section 3. This Plan shall continue in effect with respect to each Fund from year to year, provided that such continuance is approved at least annually by a vote of a majority of the Trustees of the Trust, and of the Qualified Trustees, cast in person at a meeting called for the purpose of voting on such continuance (or in another manner permitted by the Act or pursuant to exemptive relief therefrom).

Section 4. The Trustees shall review, at least quarterly, a written report of the amounts covered by this Plan and the purposes for which such expenditures were made.

Section 5. This Plan may be terminated at any time by vote of a majority of the Qualified Trustees, or by vote of a majority of the Fund’s outstanding voting securities.

Section 6. All agreements with any person relating to implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide:

(a)             that such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Qualified Trustees or by vote of a majority of the Fund’s outstanding voting securities, on not more than 60 days’ written notice to any other party to the agreement; and

(b)             that such agreement shall terminate automatically in the event of its assignment.

Section 7. This Plan may not be amended to increase materially the amount to be spent for distribution without shareholder approval, and all material amendments to this Plan shall be approved in the manner provided for approval of this Plan in Section 2 above.

Section 8. As used in this Plan, (a) the term “Qualified Trustees” shall mean those Trustees of the Trust who are not interested persons of the Trust, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, and (b) the terms “assignment,” “interested person” and “vote of a majority of the outstanding voting securities” shall have the respective meaning specified in the Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission

Section 9. A copy of the Agreement and Declaration of Trust of the Trust is on file with the Secretary of State of the Commonwealth of Delaware and notice is hereby given that this instrument is made on behalf of the Trustees of the Trust as Trustees and not individually, and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property of the Funds.

Adopted: March 27, 2026

Schedule A

List of Funds Effective March 27, 2026

Name of Fund	Approval Date
Shelton Tactical Growth & Income ETF	March 27, 2026